Peak Fintech's Heartbeat Insurance Brokerage

Platform Processes Over 150,000 Policies in

Less Than 5 Months as Industry Continues

Digital Push

Montreal, Quebec--(Newsfile Corp. - October 12, 2021) - Peak Fintech Group Inc. (CSE: PKK) (OTC: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider and manager of the Cubeler Business Hub, today announced that its Heartbeat insurance brokerage platform processed 152,016 insurance policies between May and September 2021 as the government's push to digitize the industry continues to drive transactions and brokerage companies to the platform.

Newly passed regulations by China's Banking and Insurance Regulatory Commission (CBIRC), aimed at providing better supervision of the insurance brokerage industry and improving the industry's collection and management of data, gives the country insurance brokers until February 1, 2022 to use systems that are directly linked to and share data with the country's insurance companies. As the Heartbeat platform is one of only a handful of platforms in the country that allows brokers to comply with the new regulations, many have started to use it to manage the placement of their insurance partners' policies, much to the benefit of Peak.

Most of the policies processed through the end of September on the platform were basic property and liability insurance policies related to the automobile industry. However, Peak expects to begin bundling insurance products from some of the country's top insurers to some of the products bought and sold in the other supply-chain verticals the Company services through its Business Hub, including products from the steel and energy verticals.

About Peak Fintech Group Inc.:

Peak Fintech Group Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating primarily in the commercial lending industry. Peak's subsidiaries bring together lending financial institutions and businesses to create the Cubeler Business Hub, an ecosystem where analytics and artificial intelligence are used to facilitate transactions among members of the ecosystem. For more information: http://www.peakfintechgroup.com

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

MZ Group - MZ North America

Mark Schwalenberg, CFA
1-312-261-6430
PEAK@mzgroup.us

Peak Fintech Group

Barry Ellison, Director of Marketing and Communications
514-340-7775 ext.: 521
bellison@peakfintechgroup.com

Follow Peak Fintech Group Inc. on social media:

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Fintech

YouTube: Peak Fintech

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

To view the source version of this press release, please visit
https://www.newsfilecorp.com/release/99302